Exhibit 28(a)

Schedule I

KEYPORT LIFE INSURANCE COMPANY
SUMMARY OF INVESTMENTS
(in thousands)
		December 31, 1999
			Balance
	Amortized		Sheet
Type of investment	Cost	Fair Value	Amount
Fixed maturities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,236,585	$ 1,221,790	$ 1,221,790
Foreign governments	169,396	178,205	178,205
Corporate and other securities	7,114,744	6,863,437	6,863,437
Mortgage backed securities	2,325,678	2,252,662	2,252,662
Total fixed maturities	10,846,403	10,516,094	10,516,094
Equity securities:
Common stocks:
Industrial, miscellaneous and all other	30,964	37,933	37,933
Mortgage loans on real estate	12,125	13,492	12,125
Policy loans	599,478	599,478	599,478
Other long term investments	882,318	984,395	882,318

Total investments	$12,371,288	$12,151,392	$12,047,948